September 18, 2006
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Tele Norte Leste Participações S.A.

Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 30, 2006
File No. 1-14487
Dear Mr. Spirgel:
      This is in response to your letter of August 1, 2006, with respect to the Form 20-F for fiscal year ended December 31, 2005 (the “Form 20-F”) (File No. 1-14487) of Tele Norte Leste Participações S.A. (“TNL”). We will respond in numerical order to the comments in that letter.
Form 20-F for Fiscal Year Ended December 31, 2005
Item 5. Operating and financial review and prospects, page 51
Statements of operations for 2003, 2004 and 2005, page 61
Other operating (expenses) income, net, page 76
Comment 1. We note your disclosure on page 78 that “other operating (expenses) income” contains inventory write offs due to obsolescence and devaluation. It appears that these charges should be reclassified to “costs of services rendered and goods sold” for US GAAP reporting. Please revise your condensed statements of operations prepared in accordance with US GAAP at page F-97 or advise.
Response 1. The total amounts of inventory write-offs were R$47,185, R$5,138 and R$943 thousand for the years ended December 31, 2005, 2004 and 2003, respectively. Typically, these amounts would be classified as ”cost of services rendered and goods sold.” Historically, such inventory write-offs have been considered immaterial, because these amounts represented less than 0.5% of cost of services rendered and goods sold for any period presented. However, because the inventory write-off amounts have recently been increasing, we will classify inventory write-offs to cost of sales beginning in the 2006 Form 20-F.
In addition, in light of Comment 3 in your letter dated September 8, 2006 with respect to the Telemar Participações S.A. Registration Statement on Form F-4 (Registration No. 333-133992) (the “Form F-4”), in the future, we will disclose that the classification of (i) telephone handsets inventory write-offs and (ii) financial discounts paid to retailers for financing the customers’ purchase of telephone handsets is different for Brazilian GAAP and US GAAP. However, we do not believe that this change is material as to warrant an amendment to the Form 20-F.
Interest Income and Expenses, page 78
Comment 2. We note your disclosure on page 78 that “other interest expenses” relates primarily to financial discounts paid to retailers (in the form of reimbursement of interest not charged to customers) on sales of handsets. Clarify for us the nature of these expenses. In addition, tell us how you considered the guidance in EITF 01-9 and explain why these amounts are not recorded as a reduction of revenue for US GAAP reporting. Please revise your condensed statements of operations prepared in accordance with US GAAP at page F-97 or advise.
Response 2. The amounts of the financial discounts paid to retailers were R$97,157, R$133,384 and R$68,300 thousand for the years ended December 31, 2005, 2004 and 2003, respectively. These financial discounts relate exclusively to sales of handsets. In its sale of handsets, the Company allows retailers to finance the customers’ purchase of handsets in up to ten equal installments without interest. After such a sale, the Company reimburses the retailer for the total amount of interest that the retailer would normally charge its customers. We agree that these amounts should be recorded as a reduction of revenue for US GAAP reporting purposes in accordance with EITF 01-9. However, because these financial discounts

United States Securities and Exchange Commission
September 18, 2006

represent only 0.6%, 0.8% and 0.5% of net revenues for the years ended December 31, 2005, 2004 and 2003, respectively, we propose to record these financial discounts as a reduction of net revenues in the US GAAP condensed statement of operations beginning in the 2006 Form 20-F.
In addition in light of Comment 3 in your letter with respect to the Form F-4, in the future, we will disclose that the classification of (i) telephone handsets inventory write-offs and (ii) financial discounts paid to retailers for financing the customers’ purchase of telephone handsets is different for Brazilian GAAP and US GAAP. However, we do not believe that this change is material as to warrant an amendment to the Form 20-F.
Note 34 — Summary of the Differences Between Brazilian GAAP and US GAAP, page F-79
(O) Provision for dividends proposed but not yet declared (restated), page F-89
Comment 3. Tell us whether interest in own-capital is subject to shareholder approval and clarify whether you accrue these amounts when proposed by the Board of Directors, for US GAAP reporting. In addition, clarify why you record interim dividends when paid, rather than when declared, under US GAAP.
Response 2. The statement ”interest in own-capital follows the same concept of the minimum compulsory dividend,” was intended to explain that either interest on own-capital or dividends can be paid to meet the minimum compulsory dividend distribution requirements. The only difference between the interest on own-capital and the regular dividends distribution is the fact that the interest on own-capital is deductible for tax purposes upon application of certain limits defined by Brazilian legislation. The amount proposed by the Board of Directors at year end as interest in own-capital is included in the consideration of the dividends to be approved by the shareholders in their annual meeting (usually in April of the following year).
Therefore, each year-end the Board of Directors will propose a total amount of dividends to be composed of a combination of interest in own-capital and dividends. This amount may be equal to or may exceed the minimum compulsory dividend amount. For US GAAP accounting purposes, the Company only records a liability for interest on own-capital and/or dividends up to the minimum compulsory dividend amount. This is because the excess of any amount of interest in own-capital and/or dividend that exceeds the minimum compulsory dividend is a proposed amount subject to shareholder approval, and is not considered a liability to the Company until such approval is obtained.
With respect to interim dividend payments, such amounts are proposed and approved by the shareholders in separate meetings, with payment to follow immediately after, so for US GAAP purposes the Company records these interim dividends or interest on own-capital when approved and paid.

United States Securities and Exchange Commission
September 18, 2006

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      The undersigned, on behalf of TNL, hereby acknowledges that (i) TNL is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) TNL may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Very truly yours,

/s/ JOSÉ LUIS MAGALHÃES SALAZAR

José Luis Magalhães Salazar
Chief Financial Officer
Tele Norte Leste Participações S.A.
CC: Kevin W. Kelley, Gibson, Dunn & Crutcher LLP